Sub-Item 77C: Submission of Matters to a Vote of Security Holders

International Equity Fund

On November 18, 2015, Homestead Funds, Inc. sent proxy materials to all International Value Fund (the “Fund”) shareholders as of the close of business on November 5, 2015.  The proxy requested approval of an investment subadvisory agreement on behalf of the International Equity Fund (the new proposed name for the Fund) between RE Advisers Corporation and Harding Loevner LP.

A special meeting of the shareholders of the Fund was held on January 5, 2016 for the purpose of tabulating and announcing the results of the proxy vote:

1.	To approve an investment subadvisory agreement on behalf of the Fund between RE Advisers and Harding Loevner LP.

	Shares	% of Shares to Total Outstanding Shares	% of Shares to Total Shares Voted
For	23,009,100.3830	89.323%	99.723%
Against	15,852.5660	0.061%	0.068%
Abstain	48,213.8580	0.187%	0.209%

As the proposal passed, on January 15, 2016 the Fund became the International Equity Fund and is subadvised by Harding Loevner LP.